April 21, 2021

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Irene Paik, Joe McCann, Tara Harkins and Dan Gordon

Re:	Centessa Pharmaceuticals Ltd

Draft Registration Statement on Form S-1

Submitted March 15, 2021

CIK No. 0001847903

Ladies and Gentlemen:

This letter is being submitted on behalf of Centessa Pharmaceuticals Ltd (the “Company”) in response to comments contained in the letter dated April 13, 2021 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Saurabh Saha, M.D., Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 that was submitted on March 15, 2021. The Company is concurrently filing an amended Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Irene Paik of the Commission.

Draft Registration Statement submitted March 15, 2021

Letter from the CEO, page i

1.

To the extent that this letter precedes the Summary, please balance the presentation and clarify the discussion of the asset centricity business model by explaining that you are a newly incorporated holding company that has acquired subsidiary companies.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page i to provide the additional disclosure.

Overview, page 1

2.

With reference to disclosures on pages 19 and 111, please revise page 1 of the Summary to clarify that Centessa only recently commenced operations after simultaneously acquiring 100% equity interests in ten pre-revenue development-stage biotechnology companies in January 2021. The Summary disclosure should also explain, if true, that you were formed by Medicxi and that each of the Centessa Subsidiaries was in Medicxi’s portfolio at the time of the acquisition.

United States Securities and Exchange Commission

April 21, 2021

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 1-2 and 152 to provide the additional disclosure.

3.

Please revise the Summary, where appropriate, to discuss how the ten Centessa Subsidiaries were selected for acquisition. In this regard, it should be clear whether Medicxi determined which of its portfolio companies would be part of the new company and which ones would not. To the extent that Medicxi did not control these subsidiary companies, please clarify whether arms-length negotiations were conducted with each Centessa Subsidiary and whether negotiations were conducted with other current or former Medicxi portfolio companies.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 3-4 and 153 to provide additional disclosure.

4.

We refer to the graphic on page 2. With reference to comments 2 and 3 above, please tell is the basis for your claim that your model attracts validated assets and subject matter experts. Clarify the term “validated” in the paragraphs preceding the graphic. Also, tell is why you show seven new companies in the future graphic as opposed to a different number.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 1-3 and 151-155 to remove references to “validation” or similar terms, and to provide an expanded description of its philosophy underpinning its business model. In addition, the Company advises the Staff that it has revised its disclosure on pages 3 and 153 to provide a revised graphic on which the Staff had commented.

5.

We note your disclosure on page 2 that founder-subject matter experts will be directly incentivized and appropriately supported to develop and bring medicines to market. We also note your disclosure that your focus on data-driven decision-making is aimed at enabling you to embrace and implement a “fail fast, and fail early” philosophy to close programs expeditiously when data dictates. Please provide additional disclosure regarding how you will incentivize the founder-subject matter experts to develop and bring medicines to market and/or to “fail fast, and fail early.”

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 2 and 153 to provide an expanded description of its business model.

6.

We refer to a February 16, 2021 Financial Times article which quotes your former Chief Scientific Officer and reports that your scientists hold shares in their unit and the overall umbrella company, and will leave if their project fails. Accordingly, please tell is, and revise, as applicable, to discuss whether your founder-subject matter experts and others hold equity stakes in the Centessa Subsidiaries or whether these subsidiaries are wholly-owned by the parent.

United States Securities and Exchange Commission

April 21, 2021

RESPONSE: The Company advises the Staff that the founder-subject matter experts do not hold any equity in the Centessa Subsidiaries. The Company’s existing subsidiaries are wholly-owned by the parent.

7.	Please remove the reference on page 3 to “first-in-class” as this statement implies an expectation of regulatory approval and is inappropriate given the stage of development for your programs.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 3 and 153 to remove the reference to “first-in-class”.

Our Pipeline, page 3

8.

With reference to your disclosure on page 127, please clarify in the pipeline table or in the text immediately below it that the Phase 3 Alert study for lixivaptan is not a registrational trial and that lixivaptan requires additional clinical studies prior to submission of an NDA. Please also make similar revisions for the table on page 152.

RESPONSE: The Company advises the Staff that it has revised its disclosure throughout the Amendment to clarify the requested details.

9.

We note that PearlRiver Bio has one preclinical program that is an “undisclosed” next generation EFGR inhibitor. Please explain to us why this program is sufficiently material to your business to warrant inclusion in your pipeline table or revise your table as appropriate.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 6 and 240 to remove the label “undisclosed” in its references to PearlRiver Bio’s preclinical program, and to provide additional detail about the nature and status of such program. In that respect, the Company supplementally advises the Staff that PearlRiver Bio is developing product candidates to address the immediate high unmet need to treat patients with difficult-to-treat EGFR mutations. EGFR is a validated target as evidenced by the development and approval of first, second and third generation inhibitors, but it is well documented that resistance mechanisms develop, such as in the case of patients with EGFR exon 20 mutation inhibitors and resistance to osimertinib due to the C797S mutation liability.

PearlRiver Bio aims to address this need via the ERBBinator, which is its proprietary platform technology being developed for the prediction of possible resistance mutations and is intended to support the design of next generation EGFR inhibitors with new binding modes that exhibit a reduced likelihood of triggering the emergence of resistance mutations to begin with. The platform may also be utilized to explore resistance mutations across currently available EGFR inhibitors and therefore may enable optimized development towards best-in-class molecules and ultimately more durable responses in the clinic. Currently, ongoing activities for the ERBBinator are at screen and hit selection stage, including medicinal chemistry and compound synthesis, in an effort to validate the platform.

United States Securities and Exchange Commission

April 21, 2021

For the foregoing reasons, the Company believes that PearlRiver Bio’s ERBBinator platform represents a promising opportunity that is designed to address a significant unmet need. As a result, the Company has included discussion of this program in its registration statement and believes its potential value to the Company merits its inclusion in the Company’s pipeline chart.

10.

Please provide a brief narrative description of the significance of the validation legend in your pipeline table. In particular, please disclose what is meant by “precedented human activity” and “human genetics.”

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 4 and 160 to remove references to “validation” or similar terms. In addition, the Company has expanded its disclosures on pages 4 and 159 to explain its approach in selecting programs for development that are supported by precedented human activity or human genetics.

Our Operating Model, page 5

11.

We note your disclosure on page 15 indicating that Centessa Subsidiaries have their own boards of directors and that conflicts of interest may result from a corporate structure in which there are boards of directors at the parent and subsidiary levels. Given your disclosure on page 98 that each Centessa Subsidiary is wholly-owned by the Centessa parent entity, please explain why the Centessa Subsidiaries are retaining separate boards of directors. Explain the duties and function of these subsidiary boards, including what these boards can do in the event that they disagree with the sufficiency of resources provided by the parent or otherwise disagree with parent decisions concerning how the subsidiary operates.

RESPONSE: The Company advises the staff that the Board of Directors at Centessa is responsible for the overall direction of the group. The Centessa Subsidiaries are each a separate legal entity. The laws of the jurisdiction of incorporation or formation of the Company and each Centessa Subsidiary requires that each such entity is managed by a board or equivalent body. Each director serving on the board of a Centessa Subsidiary has a fiduciary duty to act in the best interest of the equity holders (or, in certain circumstances, other stakeholders) of such Centessa Subsidiary. The Centessa Subsidiary boards fulfill certain statutory obligations such as approve the annual accounts, appointment of auditors, and execution of documents on behalf of such company. In the unlikely event of a disagreement between the Company and a Centessa Subsidiary, the directors of a Centessa Subsidiary are required to vote on the matter acting in the best interests of the Centessa Subsidiary. In the event an individual is on the board of directors of both the Company and a Centessa Subsidiary, such individual would be conflicted and would be required to recuse himself/herself.

United States Securities and Exchange Commission

April 21, 2021

Prospectus Summary

Summary Financial Data, page 12

12.

Please revise to include the condensed historical predecessor and successor financial statements as of and for the periods ended December 31, 2020 and December 31, 2019. Alternatively, please tell us why you did not include this summary historical financial data.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 13-14 to include the condensed historical predecessor and successor financial statements for the periods requested.

13.

Please revise to label your “Unaudited pro forma condensed combined balance sheet data” as of December 31, 2020 as “condensed combined balance sheet data” as of December 31, 2020 since this financial information contains successor historical condensed combined balance sheet data as well as pro forma balance sheet data.

RESPONSE: The Company advises the Staff that it has revised the label in its table on pages 13-14

Risk Factors

Some of our officers currently serve, and in the future may serve, as directors or officers of our Centessa Subsidiaries..., page 17

14.

Please expand your disclosure to identify any additional officers who are also directors and officers of your subsidiaries and the subsidiaries on which they serve. Please also clarify whether officers who serve as directors and/or officers of subsidiaries also receive additional compensation for serving in such capacities.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 18 to provide the requested details.

Third-party claims of intellectual property infringement, misappropriation or other violations, page 44

15.

We note your disclosure that you are aware of an opposition proceeding at the EPO brought by European Oppositions Limited against an EP patent owned by the La Jolla Institute of Allergy and Immunology. Please revise to clarify whether this opposition proceeding relates to one of the issued patents licensed to Capella. If so, please also provide such disclosure on page 235.

RESPONSE: The Company advises the Staff that the opposition proceeding at the EPO does not relate to one of the issued patents licensed to Capella. The Company further advises has revised its disclosure on page 45-46 to clarify the nature of the patents in question.

United States Securities and Exchange Commission

April 21, 2021

Use of Proceeds, page 97

16.

Please revise to provide separate estimates for each of the three candidates identified in the first bullet point and clarify whether the net proceeds from this offering will allow you to complete the clinical trials you identify.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 98 to provide the additional requested details. The Company will provide further details in a future amendment and will advise the Staff once it has done so.

Share Capital Reorganization and Re-registration, page 99

17.	Please disclose here, or elsewhere, as appropriate, to describe the materials terms of each contribution agreement. Also, file these agreements as exhibits pursuant to Regulation S- K, Item 601.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 102 to describe the terms of the contribution agreements. The Company advises the Staff that it has filed these contribution agreements as exhibits to the registration statement.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Estimated consideration and preliminary purchase price allocation., page 112

18.

We note that you determined the fair value of the 89,516,188 ordinary shares issued as part of this transaction to be $2.92 per share utilizing the recent transaction method and then used the option pricing method to allocate the fair value to the ordinary shares. Please revise your filing to disclose in more detail the underlying assumptions utilized in the transaction method and option pricing method including the discount factor for lack of marketability and how these assumptions were derived.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages114-117 to provide the requested details.

19.

We note that you determined that the fair value of the contingent value rights issued to Palladio shareholders was $22.7 million and that you applied a cumulative probability of achieving the specified milestone and applied it to the potential payout, which is currently expected during the first quarter of 2022. Please revise to disclose in more detail the underlying assumptions utilized in this method and how these assumptions were derived.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 116-117 to provide the requested details.

Funding Requirements, page 121

20.

With reference to your risk factor disclosure at the bottom of page 15, please revise to discuss in greater detail the costs and timeline involved in building out the larger organization. In addition, please revise to clarify whether you presently have the funds necessary to do so.

United States Securities and Exchange Commission

April 21, 2021

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 17 and 125 to discuss in greater detail the costs and timeline involved in building out the larger organization, as well as whether existing funds would be sufficient to do so.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Centessa Pharmaceuticals Limited

Contractual Obligations and Other Commitments, page 123

21.	Please confirm whether the CVRs will be triggered when Palladio initiates its ACTION Study, which you disclose is expected to commence by the first quarter of 2022.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 128 to clarify that the planned ACTION study would trigger the CVR.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Centessa Pharmaceuticals Limited Critical Accounting Policies Share-Based Compensation, page 123

22.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

RESPONSE: The Company acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Licensing Arrangements, page 127

23.	Please expand the description of the Morphogen-IX License Agreement to disclose the annual licensing fee, royalty term, and termination provisions.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 133 and 247 to expand on the description of this license agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of The Centessa Predecessor Group and ...

Results of Operations, page 133

United States Securities and Exchange Commission

April 21, 2021

24.

Given the importance of your research and development expenses to your operations, please expand your discussion here and on pages 135 and 136 to provide a break-out by key projects for your research and development expenses incurred during each period presented.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 141 to provide the requested detail.

Our Pipeline, page 151

25.	To the extent not already disclosed, please disclose when each of your subsidiaries was founded and where its operations are based.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 8 to provide the requested detail.

Pega-One, page 178

26.	Please disclose whether any of the adverse events observed in the imgatuzumab clinical trials constituted a serious adverse event, and, if so, indicate whether such event was deemed treatment related.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 192-194 to provide the requested detail.

27.

We note that the disclosure in this section describes Roche’s development work on imgatuzumab. Please revise to disclose Pega-One’s business activities since acquiring the imgatuzumab license in April 2020, including any research and development efforts undertaken to date.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 195-196 to provide the requested detail.

Z Factor Limited, page 185

28.

We note that ZF887 is highlighted in your Summary pipeline table on page 3. Accordingly, please expand your disclosure regarding ZF887 to describe in more detail the research done to date and additional development plans for the near-term future.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 202 to provide the requested detail.

Capella Bioscience Ltd., page 195

29.

We note your disclosure on page 202 that Capella seeks to “rapidly” develop CBS004 in SSc with a novel clinical design strategy, followed by SLE and CLE. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid or accelerated manner as such statements are speculative.

United States Securities and Exchange Commission

April 21, 2021

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 213 to remove the reference to “rapidly”.

Intellectual Property and License Agreements, page 231

30.

We note that for certain of your subsidaries’ patent portfolios, you disclose that the portfolios include claims directed to the subsidaries’ disclosed product candidates and preclinical assets, but do not clarify whether the issued U.S. and foreign patents relate to such product candidates and programs. Please revise your disclosure to clarify whether any of your issued patents include claims directed to your disclosed product candidates and preclinical assets and, to the extent not already disclosed, please disclose the type of patent protection you have (e.g., composition of matter, method, or use).

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 243-251 to provide the requested detail.

31.

Please revise your disclosure regarding Pega-One’s license agreement with Roche to disclose the aggregate payments due upon meeting certain milestones. Please also clarify whether Centessa’s initial public offering would trigger the issuance of equity to Roche and, if so, the terms of such issuance.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 245-246 to disclose the aggregate milestone payments payable under this license agreement. Additionally, the Company advises the Staff that it has revised its disclosure on pages 245 to clarify that the initial public offering of the Company would not trigger the issuance of additional equity under this license agreement.

32.

We note your disclosure on page 17 indicating that each of the Centessa Subsidiaries licenses intellectual property from third parties. Please revise to disclose the terms of material license and collaboration agreement for the following subsidiaries, or advise: Capella Bioscience, LockBody, Orexia Therapeutics, PearlRiver Bio, and Janpix Limited.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 248-251 to describe the material terms of its license and collaboration agreements.

33.

We refer to your disclosure on page 29 that “all of your current programs are in-licensed from third parties.” Please confirm that where you describe certain patent portfolios as “owned,” that these are not licensed intellectual property.

United States Securities and Exchange Commission

April 21, 2021

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 30. The Company supplementally advises the Staff that the Company does have certain patent portfolios that are owned by the Company as described in the intellectual property section.

34.

With reference to your disclosure on pages 46 and 48 regarding opposition proceedings against certain patents, please disclose here any contested proceedings or third party claims with respect to patents material to your subsidiaries.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 45-46 to provide the requested detail.

Employees and Human Capital, page 256

35.	Please disclose the number of full-time employees you have. See Item 101(h)(4)(xii) of Regulation S-K.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 272 to disclose the number of its full-time employees.

Executive Compensation Narrative Disclosure to Summary Compensation Table, page 266

36.	Please disclose whether the agreements with Messrs, Huntington, Baglin, Morrell, Finlay, and Dr. Coleman have been amended or terminated as a result of the January 2021 business combinations.

RESPONSE: The Company advises the Staff that it has revised its disclosure on page 283 to disclose that such agreements have not been amended or terminated as a result of the January 2021 business combinations.

Executive Compensation Change in Control and other Severance Arrangement, page 270

37.

We note your description of the incentivization arrangements you have with each of Z Factor, Morphogen-IX, and LockBody. Please disclose, where appropriate, whether you have incentivization arrangements with each of your other subsidiaries and, if so, the terms of such arrangements. Please also file these as exhibits to the registration statement, or tell us why you believe this is not required.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it does not believe any of its incentivization agreements are material agreements within the meaning of Item 601 of Regulation S-K. As described in the Amendment, the Company’s business includes advancing and developing promising programs and has established and intends in the future to establish incentive programs to motivate and compensate scientific teams at its subsidiaries in these efforts. Therefore, in the ordinary course of its business, the Company has entered into incentivization arrangements with the personnel of its existing subsidiaries and expects to enter into similar arrangements with additional subsidiaries. The Company does not believe its business is substantially dependent on its incentivization agreements and the Company could elect in the future a different compensation model. However, to provide investors with additional color on the Company’s current business model relating to these incentivization arrangements, the Company has added disclosure on page 128 in the Amendment to describe the material terms of the Company’s existing incentivization agreements with its existing subsidiaries.

United States Securities and Exchange Commission

April 21, 2021

The Company has filed its incentivization agreements with each of Z Factor, Morphogen-IX, and LockBody. as exhibits to the Amendment. The Company has concluded that the remaining incentivization agreements are not required to be filed as exhibits to the Amendment because they are not management contracts, and the Company is not “substantially dependent” on the agreements within the meaning of Item 601(b)(10) of Regulation S-K. Therefore, the Company does not believe that it is required to file such incentivization agreements.

Principal Shareholders, page 280

38.	Please revise footnotes 1-3 to identify the person or persons with voting and/or dispositive control over the shares.

RESPONSE: The Company advises the Staff that it has revised its disclosure on pages 297-298 to provide the requested detail.

Exhibits

39.	Please file as an exhibit the employment agreement with your Chief Financial Officer, Gregory Weinhoff.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it has filed this employment agreement as an exhibit to the Amendment

General

40.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), whether or not they retain copies of such communications.

If you require additional information, please telephone the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin O’Connor

Edwin O’Connor

United States Securities and Exchange Commission

April 21, 2021

cc:

Saurabh Saha, M.D., Ph.D., Centessa Pharmaceuticals Ltd.

Gregory Weinhoff, Centessa Pharmaceuticals Ltd.

Iqbal Hussain, Centessa Pharmaceuticals Ltd.

Mitchell Bloom, Goodwin Procter LLP

Graham Defries, Goodwin Procter LLP

James Xu, Goodwin Procter LLP